                    UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION
               Washington, D.C. 20549

                                               --------------------------------
                                                        OMB APPROVAL
                                               --------------------------------
                                               OMB Number:     3235-0105
                                               Expires:September 30, 2003
                                               Estimated average burden
                                               hours per response.........11.00
                                               --------------------------------

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                            Meridian Bioscience, Inc.
--------------------------------------------------------------------------------
                               (Name of Applicant)

                             3471 River Hills Drive
                             Cincinnati, Ohio 45244
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                 Title of Class                                   Amount
--------------------------------------------------------------------------------
5.0% Convertible Subordinated Debentures due 2013              $16,000,000


Approximate date of proposed public offering:        As soon as practical after the date of effectiveness of this
                                                     -------------------------------------------------------------
                                                     Application for Qualification
                                                     -----------------------------

                     Name and address of agent for service:

                               Mark A. Weiss, Esq.
                       Keating, Muething & Klekamp, P.L.L.
                              1400 Provident Tower
                             One East Fourth Street
                             Cincinnati, Ohio 45202

                                     GENERAL

1.       GENERAL INFORMATION.

         (a)      Form of organization:  Corporation

         (b) State or other sovereign power under the laws of which organized: Ohio

2.       SECURITIES ACT EXEMPTION APPLICABLE.

         Upon the terms set forth in an Offering Memorandum dated October __, 2003, and the related Letter of Transmittal (which together constitute the "Exchange Offer"), Meridian Bioscience, Inc. (the "Company") is offering to exchange $16,000,000 in principal amount of the Company's 5.0% Convertible Subordinated Debentures due 2013 (the "New Debentures") for an equal principal amount of the Company's 7% Convertible Subordinated Debentures due 2003 (the "Existing Debentures"). The Exchange Offer is being extended to all holders of the Existing Debentures.

         The Company has engaged D.F. King & Co., Inc. as the Information Agent for the Exchange Offer to assist in distributing the Offering Memorandum and the other Exchange Offer materials to the holders of the Existing Debentures. The Company will pay the Information Agent customary fees for its services and reimburse the

Information Agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services.

         The Company has appointed LaSalle Bank, National Association as the Exchange Agent for the Exchange Offer. The Company will pay the Exchange Agent customary fees for its services and reimburse the Exchange Agent for its reasonable out-of-pocket expenses incurred in connection with the provision of these services. The Company will also pay the Exchange Agent compensation for services as trustee under the New Debentures indenture and certain of its expenses related thereto.

         There has not been and there will not be any sales of the New Debentures by the Company or by or through any underwriter at or about the same time as the Exchange Offer.

                                  AFFILIATIONS

3.       AFFILIATES.

         See Item 4 for directors and executive officers of the Company, some of whom may be deemed to be affiliates of the Company by virtue of their position.

         To the Company's knowledge, Item 5 of this Application sets forth the name and address of the only shareholder of the Company that beneficially owns 10% or more of the Company's voting securities as of September 30, 2003.

         The following list sets forth the relationship among the Company and all of its principal direct and indirect subsidiaries as of September 30, 2003. Each of the entities listed below is a wholly-owned subsidiary of the Company.

         1.  Omega Technologies, Inc., an Ohio corporation

         2.  Meridian Bioscience Corporation, an Ohio corporation

         3.  Meridian Bioscience Europe, s.r.l., an Italian corporation

         4.  Meridian Bioscience FSC, Inc., a Barbados corporation

         5.  Gull Laboratories, Inc., a Utah corporation

         6.  BIODESIGN International Incorporated, a Maine corporation

         7.  Meridian Bioscience Europe S.A., a Belgium corporation

         8.  Gull Europe S.A. Holding, a Belgium corporation

         9.  Meridian Bioscience Europe B.V., a Netherlands corporation

         10. Viral Antigens, Inc., a Tennessee corporation

                             MANAGEMENT AND CONTROL

4.       DIRECTORS AND EXECUTIVE OFFICERS.

         The following table sets forth the name and office of all directors and executive officers of the Company as of September 30, 2003. The address of each director and executive officer is c/o Meridian Bioscience, Inc., 3471 River Hills Drive, Cincinnati, Ohio 45244.

-------------------------------------------------------------------------------------------------------
        Name                                          Position
-------------------------------------------------------------------------------------------------------
William J. Motto                        Chairman of the Board of Directors, Chief Executive Officer
-------------------------------------------------------------------------------------------------------
John A. Kraeutler                       President, Chief Operating Officer and Director
-------------------------------------------------------------------------------------------------------
Antonio A. Interno                      Senior Vice President
-------------------------------------------------------------------------------------------------------
Richard L. Eberly                       Executive Vice President
-------------------------------------------------------------------------------------------------------
Kenneth J. Kozak                        Vice President, Research and Development
-------------------------------------------------------------------------------------------------------
Melissa A. Lueke                        Vice President, Chief Financial Officer and Secretary
-------------------------------------------------------------------------------------------------------
Susan A. Rolih                          Vice President of Regulatory Affairs & Quality Systems
-------------------------------------------------------------------------------------------------------
Lawrence J. Baldini                     Vice President of Operations
-------------------------------------------------------------------------------------------------------
James A. Buzard, Ph.D.                  Director
-------------------------------------------------------------------------------------------------------
Gary P. Kreider                         Director
-------------------------------------------------------------------------------------------------------
Robert J. Ready                         Director
-------------------------------------------------------------------------------------------------------
David C. Phillips                       Director
-------------------------------------------------------------------------------------------------------


5.       PRINCIPAL OWNERS OF VOTING SECURITIES.

         The following table sets forth, as of September 30, 2003, the security ownership of each person who was known by the Company to beneficially own 10% or more of the voting securities of the Company.

----------------------------------------------------------------------------------------------------------------------
        Name and Complete                  Title of                 Amount Owned             Percentage of Voting
         Mailing Address                 Class Owned                                           Securities Owned
----------------------------------------------------------------------------------------------------------------------

William J. Motto                         Common Stock                 4,002,146                      27.1%
c/o Meridian Bioscience, Inc.
3471 River Hills Drive
Cincinnati, Ohio  45244

                                  UNDERWRITERS

6.       UNDERWRITERS.

         (a)  Persons acting as underwriters within the last three years:  None

         (b) The New Debentures will not be offered or sold by or through any underwriter.

                               CAPITAL SECURITIES

7.       CAPITALIZATION.

         (a) The following table sets forth, as of September 30, 2003, certain information as to each authorized class of securities of the Company:

----------------------------------------------------------------------------------------------------------------------
                    Title of Class                         Amount Authorized            Amount Outstanding(2)
----------------------------------------------------------------------------------------------------------------------
Common Stock, without par value(1)                            50,000,000                      14,728,590
7% Convertible Subordinated Debentures due 2006               $20,000,000                    $20,000,000

(1) The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders, and are entitled to cumulate their votes in the election of directors.

(2)      Convertible into Common Stock at $16.09 per share.

                              INDENTURE SECURITIES

8. ANALYSIS OF INDENTURE PROVISIONS. The New Debentures will be issued under the terms of an indenture to be entered into between the Company and LaSalle Bank, National Association, as trustee (the "Indenture"). The following is an analysis of the Indenture provisions required under Section 305(a)(2) of the Trust Indenture Act of 1939, as amended.

         EVENTS OF DEFAULT.

An event of default as provided in the Indenture includes:

         - default in the payment of any installment of interest upon any of the New Debentures as and when the same shall become due and payable, and continuance of such default for a period of 15 days;

         - default in payment of principal or premium, if any, on the New Debentures when the same becomes due and payable at maturity, upon redemption or otherwise, whether or not prohibited by the subordination provisions of the Indenture;

         - default for 30 days after notice in the observance or performance of any other covenant in the Indenture;

         - default under any obligations for money borrowed of $1,000,000 or more; or

         - certain events involving our bankruptcy, insolvency, or reorganization.

The Indenture provides that the trustee is required, within 90 days after the occurrence of a default which is known to the trustee and is continuing, to give to the holders of the New Debentures notice of such default. The trustee is, however, except in the case of default in the payment of principal or premium, if any, or interest on any of the New Debentures, in withholding such notice if it in good faith determines that the withholding of such notice is in the interest of the holders of the New Debentures.

The Indenture provides that if any event of default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of the New Debentures then outstanding may declare the principal of all the New Debentures to be due and payable immediately, but if we cure all defaults (other than the nonpayment of interest and premium, if any, on and principal of any New Debentures which shall have become due solely by reason of acceleration) and certain other conditions are met, such declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the New Debentures then outstanding.

The holders of a majority in principal amount of the New Debentures then outstanding will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee subject to certain limitations specified in the Indenture.

In certain cases, the holders of a majority in principal amount of the outstanding New Debentures may on behalf of the holders of all New Debentures waive any past default or event of default except, unless cured, a default in the payment of the principal of, premium, if any, or interest on any of the New Debentures (other than the nonpayment interest and premium, if any, on and principal of any New Debentures which shall become due by acceleration) or a default relating to an obligation of ours which cannot be modified without the consent of the holder of each New Debenture affected.

         AUTHENTICATION AND DELIVERY AND APPLICATION OF PROCEEDS.

The New Debentures shall be executed on behalf of the Company by its President or Vice President and attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the Debentures may be manual or facsimile.

New Debentures bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such New Debentures or did not hold such offices at the date of such New Debentures.

Upon the original issuance of the New Debentures by the Company and authentication by the Trustee, the Trustee shall deliver the Debentures to the Holders.

All New Debentures authenticated for original issuance by the Company to the initial purchaser thereof shall be dated as of their respective Date of Issue. All New Debentures authenticated for any other purpose hereunder shall be dated the date of their authentication.

No New Debenture shall be entitled to any benefit under this Indenture or be valid or obligatory for any purpose, unless there appears on such New Debenture a certificate of authentication substantially in the form provided for herein executed by the Trustee by manual signature, and such certificate upon any New Debenture shall be conclusive evidence, and the only evidence, that such New Debenture has been duly authenticated and delivered hereunder.

The Company will receive no proceeds from the issuance of the New Debentures.

         SATISFACTION AND DISCHARGE OF INDENTURE

The Indenture shall cease to be of further effect (except as to any surviving rights of conversion, transfer or exchange of New Debentures expressly provided for), and the Trustee, on demand of and at the expense of the Company, shall execute the proper instrument acknowledging satisfaction and discharge of this Indenture, when

         (a)      either

                           1. all New Debentures theretofore authenticated and
                  delivered, other than New Debentures which have been destroyed, lost or stolen and which have been replaced or paid as provided in the Indenture, have been canceled by the Trustee or delivered for cancellation to the Trustee; or

                           2. all such New Debentures not theretofore canceled
                  or delivered to the Trustee for cancellation have become due and payable, or will become due and payable at their Stated Maturity within one year, or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company and the Company, in the case of paragraph (2) above, has deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose an amount sufficient to pay and discharge the entire indebtedness on such New Debentures not theretofore canceled or delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit, in the case of Debentures which have become due and payable, or to the stated maturity or redemption date, as the case may be;

         (b) the Company has paid or caused to be paid all other sums payable hereunder by the Company; and

         (c) the Company has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent herein provided for relating to the satisfaction and discharge of the Indenture have been complied with.

Notwithstanding the satisfaction and discharge of this Indenture, the obligations of the Company to the Trustee under specified sections of the Indenture shall survive.

         EVIDENCE OF COMPLIANCE

Upon any application or request by the Company to the Trustee to take any action under any provision of this Indenture, the Company shall furnish to the Trustee an Officers' Certificate stating that all conditions precedent, if any, provided for in this Indenture relating to the proposed action have been complied with and, if requested by the Trustee, an Opinion of Counsel stating that in the opinion of such Counsel all such conditions precedent, if any, have been complied with, except that in the case of any such application or request as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or request, no additional certificate or opinion need be furnished.

Every Officers' Certificate or Opinion of Counsel with respect to compliance with a condition or covenant provided for in this Indenture (other than certificates provided pursuant to Section 314(a)(4) of the Trust Indenture Act) shall include:

         (a) a statement that each individual signing such Officers' Certificate or Opinion of Counsel has read such covenant or condition and the definitions herein relating thereto;

         (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such Officers' Certificate or Opinion of Counsel are based;

         (c) a statement that, in the opinion of each such individual, he or she has made such examination or investigation as is necessary to enable him or her to express an informed opinion as to whether or not such covenant or condition has been complied with; and

         (d) a statement as to whether, in the opinion of each such individual, such condition or covenant has been complied with.

9.       OTHER OBLIGORS.

         None.

         CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises -

         (a) Pages numbered 1 to 7 consecutively.

         (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified.

         (c) The following exhibits in addition to those filed as a part of the statement of eligibility and qualification of each trustee.

Exhibit T3A       Articles of Incorporation of the Registrant (incorporated
                  by reference to Exhibit 3.1 of the Registration Statement on Form S-3 (File No. 333-02613) filed by the Registrant on April
                  18, 1996).

Exhibit T3B       Code of Regulations of the Registrant (incorporated by
                  reference to Exhibit 3.2 of the Registration Statement on Form
                  S-1 (File No. 33-6052) filed by the Registrant on May 29,
                  1986).

Exhibit T3C       Form of Indenture relating to the 5% Convertible
                  Subordinated Debentures due 2013, to be entered into by and between Meridian Bioscience, Inc. and LaSalle Bank, National
                  Association, as Trustee (incorporated by reference to Exhibit
                  (d)(2) of Meridian Bioscience, Inc.'s Schedule TO filed
                  October 24, 2003).

Exhibit T3D       Not applicable.

Exhibit T3E 1.     Offering Memorandum, dated October __, 2003
                  (incorporated by reference to Exhibit (a)(1) of Schedule TO filed October 24, 2003).

Exhibit T3E 2.    Form of Letter of Transmittal (incorporated by
                  reference to Exhibit (a)(2) of Schedule TO filed October 24,
                  2003).

Exhibit T3E 3.    Form of Notice of Guaranteed Delivery (incorporated by
                  reference to Exhibit (a)(3) of Schedule TO filed October 24,
                  2003).

Exhibit T3E 4.    Form of Letter to Clients (incorporated by reference to
                  Exhibit (a)(4) of Schedule TO filed October 24, 2003).

Exhibit T3E 5.    Form of Letter to Brokers, Dealers, Commercial Banks,
                  Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(5) of Schedule TO filed October __, 2003).

*Exhibit T3E 7.   Press Release, dated _____________ .

Exhibit T3F       Cross reference sheet showing the location in the
                  Indenture of the provisions inserted therein pursuant to Sections 310 through 318(a), inclusive, of the Trust Indenture
                  Act of 1939, as amended (included in Exhibit T3C hereto).

* to be filed by amendment

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, Meridian Bioscience, Inc., a corporation organized and existing under the laws of Ohio, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, all in the city of Cincinnati, and State of Ohio, on the 24th day of October, 2003.

                                   MERIDIAN BIOSCIENCE, INC.


                                   By: /s/ John A. Kraeutler
                                      -----------------------------------------
                                      John A. Kraeutler
                                      President

Attest:

     /s/ Melissa A. Lueke
     -----------------------
     Melissa A. Lueke
     Secretary

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             -----------------------

                                    FORM T-1

                            STATEMENT OF ELIGIBILITY
                   UNDER THE TRUST INDENTURE ACT OF 1939 OF A
                    CORPORATION DESIGNATED TO ACT AS TRUSTEE

                             -----------------------

          Check if an application to determine eligibility of a trustee
                          pursuant to Section 305(b)(2)         [ ]

                        LASALLE BANK NATIONAL ASSOCIATION
               (Exact name of trustee as specified in its charter)

                                   36-0884183
                                (I.R.S. Employer
                               Identification No.)

                135 South LaSalle Street, Chicago, Illinois 60603
               (Address of principal executive offices) (Zip Code)

                             -----------------------

                              Willie J. Miller, Jr.
                           Group Senior Vice President
                        Chief Legal Officer and Secretary
                            Telephone: (312) 904-2018
                       135 South LaSalle Street, Suite 925
                             Chicago, Illinois 60603
            (Name, address and telephone number of agent for service)

                             -----------------------

                            Meridian Bioscience, Inc.
               (Exact name of obligor as specified in its charter)

              Ohio                                               31-0888197
 (State or other jurisdiction of                              (I.R.S. Employer
 incorporation or organization)                              Identification No.)



               3471 River Hills Drive
                  Cincinnati, Ohio                                   45244
       (Address of principal executive offices)                    (Zip Code)

                             -----------------------

                 5% Convertible Subordinated Debentures due 2013
                       (Title of the indenture securities)

ITEM 1.  GENERAL INFORMATION*

Furnish the following information as to the trustee:

         (a) Name and address of each examining or supervising authority to which it is subject.

                  1.       Comptroller of the Currency, Washington D.C.

                  2.       Federal Deposit Insurance Corporation,
                           Washington, D.C.

                  3. The Board of Governors of the Federal Reserve Systems, Washington, D.C.

         (b)      Whether it is authorized to exercise corporate trust powers.

                           Yes.

ITEM 2.  AFFILIATIONS WITH THE OBLIGOR.

If the obligor is an affiliate of the trustee, describe each such affiliation.


                                 Not Applicable







*Pursuant to General Instruction B, the trustee has responded only to items 1, 2 and 16 of this form since to the best knowledge of the trustee the obligor is not in default under any indenture under which the trustee is a trustee.

ITEM 16. LIST OF EXHIBITS.

List below all exhibits filed as part of this statement of eligibility and qualification.

         1. A copy of the Articles of Association of LaSalle Bank National Association now in effect (incorporated herein by reference to Exhibit 1 filed with Form T-1 in File No. 333-101155).

         2. A copy of the certificate of authority to commence business (incorporated herein by reference to Exhibit 2 filed with Form T-1 filed with the Current Report on Form 8-K, dated June 29, 2000, in File No. 333-61691).

         3. A copy of the authorization to exercise corporate trust powers (incorporated herein by reference to Exhibit 3 filed with Form T-1 filed with the Current Report on Form 8-K, dated June 29, 2000, in File No. 333-61691).

         4. A copy of the existing By-Laws of LaSalle Bank National Association (incorporated herein by reference to Exhibit 4 filed with Form T-1 in File No. 333-101155).

         5.       Not applicable.

         6. The consent of the trustee required by Section 321(b) of the Trust Indenture Act of 1939 (incorporated herein by reference to Exhibit 6 filed with Form T-1 filed with the Current Report on Form 8-K, dated June 29, 2000, in File No. 333-61691).

         7. A copy of the latest report of condition of the trustee published pursuant to law or the requirements of its supervising or examining authority.

         8.       Not applicable.

         9.       Not applicable.




                                    SIGNATURE

Pursuant to the requirements of the Trust Indenture Act of 1939, the trustee, LaSalle Bank National Association, a corporation organized and existing under the laws of the United States of America, has duly caused this statement of eligibility to be signed on its behalf by the undersigned, thereunto duly authorized, all in the City of Chicago, State of Illinois, on the 24th day October, 2003.

                                              LASALLE BANK NATIONAL ASSOCIATION



                                              By: /s/ John Porter
                                                  -----------------------------
                                                  John Porter
                                                  Vice President

                                    EXHIBIT 7


              COPY OF THE LATEST REPORT OF CONDITION OF THE TRUSTEE


LaSalle Bank N.A.                      Call Date:        6/30/2003               ST-BK:  17-1520        FFIEC             031
135 South LaSalle Street                                                                                 Page     RC-1
Chicago, IL  60603                     Vendor ID: D                              CERT:  15407              11

Transit Number:  71000505

CONSOLIDATED REPORT OF CONDITION FOR INSURED COMMERCIAL AND
STATE-CHARTERED SAVINGS BANKS FOR JUNE 30, 2003

All schedules are to be reported in thousands of dollars. Unless otherwise indicated, report the amount outstanding as of the last business day of the quarter.

SCHEDULE RC - BALANCE SHEET


                                                                                               Dollar Amounts in Thousands
----------------------------------------------------------------------------------------------------------------------------------
ASSETS
   1. Cash and balances due from depository institutions (from Schedule RC-A):                       RCFD
                                                                                                     ----
      a. Noninterest-bearing balances and currency and coin (1)                                       0081       1,887,414     1.a
      b. Interest-bearing balances (2)                                                                0071          17,355     1.b
   2. Securities:
      a. Held-to-maturity securities (from Schedule RC-B, column A)                                   1754         187,715     2.a
      b. Available-for-sale securities (from Schedule RC-B, column D)                                 1773      22,233,318     2.b
   3. Federal funds sold and securities purchased under agreements to resell
      a. Federal funds sold in domestic offices                                                       B987         286,080     3.a
      b. Securitites purchased under agreements to resell (3)                                         B989         144,437     3.b
   4. Loans and lease financing receivables (from schedule RC-C)
      a. Loans and leases held for sale                                                               5369         295,765     4.a
      b. Loans and leases, net of unearned income                        B528         33,448,582
      c. LESS: Allowance for loan and lease losses                       3123            587,930                               4.c
      d. Loans and leases, net of unearned income,
          allowance, and reserve (item 4.a minus 4.b and 4.c)                                         B529      32,860,652     4.d
   5. Trading assets (from Schedule RC-D)                                                             3545         697,442     5.
   6. Premises and fixed assets (including capitalized leases)                                        2145         261,574     6.
   7. Other real estate owned (from Schedule RC-M)                                                    2150          20,664     7.
   8. Investments in unconsolidated subsidiaries and associated companies (from
      Schedule RC-M)                                                                                  2130               0     8.
   9. Customers' liability to this bank on acceptances outstanding                                    2155          27,525     9.
  10. Intangible assets (from Schedule RC-M)
      a. Goodwill                                                                                     3163         181,613     10.a
      b. Other Intangible assets                                                                      0426           8,058     10.b
  11. Other assets (from Schedule RC-F)                                                               2160       2,306,948     11.
  12. Total assets (sum of items 1 through 11)                                                        2170      61,416,560     12.



-------------------

(1)      Includes cash items in process of collection and unposted debits.

(2)      Includes time certificates of deposit not held for trading.

(3) Includes all securites resale agreements in domestic and foreign offies, regardless of maturity.

LaSalle Bank N.A.                          Call Date:  6/30/2003                ST-BK:  17-1520              FFIEC             031
135 South LaSalle Street                                                                                      Page     RC-  2
Chicago, IL  60603                         Vendor ID: D                         CERT:  15407                    12

Transit Number:  71000505

SCHEDULE RC - CONTINUED

                                                                                               Dollar Amounts in Thousands
----------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
  13. Deposits:
      a. In domestic offices (sum of totals of                                                       RCON
                                                                                                     ----
          columns A and C from Schedule RC-E, part I)                                                2200      25,663,611   13.a
                                                                         RCON
          (1) Noninterest-bearing (1)                                    6631          6,208,325                            13.a.1
          (2) Interest-bearing                                           6636         19,455,286                            13.a.2
                                                                                                     RCFN
      b. In foreign offices, Edge and Agreement subsidiaries, and IBFs
         (from Schedule RC-E, part II)                                                               2200       5,595,976   13.b
                                                                         RCFN
          (1) Noninterest-bearing                                        6631                  0                            13.b.1
          (2) Interest-bearing                                           6636          5,595,976                            13.b.2
                                                                                                     RCON
  14. Federal funds purchased and securities sold under agreements to repurchase:
      a. Federal funds purchased in domestic offices (2)                                             B993       3,532,101   14.a
                                                                                                     RCFD
      b. Securities sold under agreements to repurchase (3)                                          B995       2,056,728   14.b
  15. Trading liabilities (from Schedule RC-D)                                                       3548         323,906   15


  16. Other borrowed money (includes mortgage indebtedness and obligations under                     3190       9,679,141   16
      capitalized leases): From schedule RC-M

  17. Not applicable.
  18. Bank's liability on acceptances executed and outstanding                                       2920          27,525   18.
  19. Subordinated notes and debentures (4)                                                          3200         540,000   19.
  20. Other liabilities (from Schedule RC-G)                                                         2930       9,226,265   20.
  21. Total liabilities (sum of items 13 through 20)                                                 2948      56,645,253   21.
  22. Minority Interest in consolidated subsidiaries                                                 3000          29,226   22.

EQUITY CAPITAL
                                                                                                     RCFD
  23. Perpetual preferred stock and related surplus                                                  3838         635,410   23.
  24. Common stock                                                                                   3230          41,234   24.
  25. Surplus (exclude all surplus related to preferred stock)                                       3839       2,000,163   25.
  26. a.Retained Earnings                                                                            3632       1,871,214   26.a
      b. Accumulated Other Comprehensive income.(5)                                                  B530         194,060   26.b
  27. Other Equity capital components (6)                                                            3284               0   27.
  28. Total equity capital (sum of items 23 through 27)                                              3210       4,742,081   28.
  29. Total liabilities, minority interest, and equity capital (sum of items 21, 22, and 28)         3300      61,416,560   29.

MEMORANDUM
TO BE REPORTED ONLY WITH THE MARCH REPORT OF CONDITION.
   1. Indicate in the box at the right the number of the statement below that best describes
      the most comprehensive level of auditing work performed for the bank by independent            RCFD   Number
      external auditors as of any date during 2001                                                   ----   ------
                                                                                                     6724    N/A             M.1


1 = Independent audit of the bank conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the bank

2 = Independent audit of the bank's parent holding company conducted in accordance with generally accepted auditing standards by a certified public accounting firm which submits a report on the consolidated holding company (but not on the bank separately)

3 = Attestation on bank managements assertion on the effectiveness of the banks internal control over financial reporting by a certified public accounting firm, with generally accepted auditing standards by a certified public accounting firm.

4 = Directors' examination of the bank conducted in accordance with generally accepted auditing standards by a certified accounting firm. (may be required by state chartering authority)

5  = Directors' examination of the bank performed by other external auditors
     (may be required by state chartering authority)

6  = Review of the bank's financial statements by external auditors

7  = Compilation of the bank's financial statements by external auditors

8  = Other audit procedures (excluding tax preparation work)

9  = No external audit work



-------------------

(1) Includes total demand deposits and noninterest-bearing time and savings deposits.

(2) Report overnight Federal Home Loan Bank advances in Schedule RC, item 16 "other borrowed money."

(3) Includes all securities repurchased agreements in domestic and foreign offices, regardless of maturity.

(4)  Includes limited-life preferred stock and related surplus.

(5) Includes net unrealized holding gains(losses) on available for sale securities, accumulated net gains (losses) on cash flow hedges, cumulative foreign currency translation adjustments, and minimum pension liability adjustments.

(6)  Includes treasury stock and unearned Employee Stock Ownership plan shares.